

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2021

Jonathan Ricker
Chief Executive Officer
Mass Megawatts Wind Power, Inc.
100 Boston Turnpike, Ste. J9B #290
Shrewsbury, MA 01545

> **Re: Mass Megawatts Wind Power, Inc**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed August 19, 2021**
> **File No 024-11586**

Dear Mr. Ricker:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No 1 to Offering Statement on Form 1-A

Exhibits

1. We note your disclosure on page 31 that as of August 18, 2021, you had 130,764,579 common shares issued and outstanding and 158,000,000 common shares authorized. However, the articles of incorporation you filed as Exhibit 2.1 state that you only are authorized to issue 200,000 common shares. Please explain this discrepancy.

You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any questions.

Sincerely,

Jonathan Ricker
Mass Megawatts Wind Power, Inc.
August 27, 2021
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 Division of Corporation Finance
Office of Energy & Transportation

cc: Jonathan Ricker